Cue Energy Resources Limited

A.B.N. 45 066 383 971



08003935

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

11 July 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC   20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A: 11th July 2008

Oil Search, the operator for PPL190, reports as at 0600 on 10th July 2008 that:

"The Cobra -1A well was at its total depth 3,202 metres, and running in hole with a fishing assembly to recover a wireline logging tool. Final logging operations are underway and should be complete in the next few days at which point a decision will be made on the forward programme."

As at 0600 on 11th July 2008 the wireline logging tool had been recovered and logging operations were underway.

Cobra -1A is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery. The well is targeting the lagifu Sandstone, which is the principal reservoir in the Gobe and SE Gobe fields, in a seismically-defined sub-thrust prospect. Cobra -1A is the first in PNG to target a sub-thrust play as the primary target.

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer   11th July 2008

